February 20, 2009

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Dundee Corporation Form 40-F for the fiscal year ended December 31, 2007 Form 6-K furnished on November 21, 2008 File No. 0-25542

Dear Mr. Decker:

We are writing in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 40-F of Dundee Corporation (“Dundee” or the “Company”) for the fiscal year ended December 31, 2007 and Form 6-K furnished on November 21, 2008, contained in your letter, dated December 23, 2008, to Ms. Joanne Ferstman, Executive Vice-President, Chief Financial Officer and Corporate Secretary of Dundee.

For your convenience, the Staff’s comments have been reproduced below in italicized text and are followed by the Company’s responses to the comments in plain text.

FORM 40-F FOR THE YEAR ENDED DECEMBER 31, 2007

General

SEC Comment 1:
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.  Some of our comments refer to US GAAP literature.  If your accounting under Canadian GAAP differs from your accounting under US GAAP, please also show us the additional disclosures that will be included in your US GAAP reconciliation footnote.

Company Response 1:
Noted.

Code of Ethics, page 3

SEC Comment 2:
You disclose that the company has not adopted a formal code of ethics.  Pursuant to General Instruction B(9)(a) of Form 40-F, please disclose why the company has not adopted a code of ethics.

Company Response 2:
The Company has not adopted a code of ethics because each of our three most senior officers, as well as a number of our directors and other officers and employees, are already subject to other codes of ethics or rules of professional conduct, as set forth in our 2007 Form 40-F, and our board of directors does not consider it necessary to impose the Company's own code of ethics in addition.  We believe this was reasonably clear from the discussion on page 3 under the captioned heading “Code of Ethics” in our 2007 Form 40-F, but will clarify this in our next Annual Report on Form 40-F.

Off-Balance Sheet Arrangements, page 4

SEC Comment 3:
We note your discussion captioned "Contingencies, Commitments and Off Balance Sheet Obligations" on page 31 of the MD&A, as well as Note 19 to the 2007 Audited Consolidated Financial Statements.  It is unclear which of the disclosed obligations represent off-balance sheet arrangements.  Please identify clearly all your off-balance sheet arrangements.

Company Response 3:
The Company’s off-balance sheet arrangements include those items described under the captions “Guarantees Issued in the Normal Course of Business”, “Guarantees in Respect of Certain Properties”, “Letters of Credit and Security Bonds”, “Joint Ventures and Co-ownerships”, “Commitments in Respect of Eurogas” and “Indemnification Agreements” in Note 19 to the Company’s audited consolidated financial statements as at and for the year ended December 31, 2007 (the “2007 Audited Consolidated Financial Statements”).  Additional information in respect of these arrangements is provided on pages 32 and 33 of the Company’s accompanying Management’s Discussion and Analysis for the same period (the “2007 MD&A”).  The Company proposes to provide these disclosures in a separately captioned section in future filings, rather than including them within contractual obligations.

Exhibits

SEC Comment 4:
In future filings please file Exhibits 99.5 and 99.6 as separate exhibits on Edgar.

Company Response 4:
We will comply.

Exhibit 99.2

Consolidated Financial Statements

Independent Auditors’ Report, page 2

SEC Comment 5:
The report included states that the consolidated financial statements as at December 31,2006, and for the year then ended, which are included in the Form 40-F, were audited by other auditors.  Please advise how you determined that you did not need to provide the report of this other auditor, or amend your Form 40-F to include this audit report and corresponding consent.  Refer to Rule 2-05 of Regulation S-X.

Company Response 5:
Under Canadian securities regulations, section 3.2 of the Companion Policy to National Instrument 51-102, Continuous Disclosure Obligations of the Securities Act (Ontario) provides that in situations where an issuer changed its auditor during the periods presented in the financial statements, the current auditor would normally refer to the former auditor’s report on the comparative period, but the former auditor’s report would not be re-filed.  This is consistent with Assurance and Related Services Guideline AuG-8, Auditor’s Report on Comparative Financial Statements as contained in the Handbook of the Canadian Institute of Chartered Accountants (“CICA”).

General Instruction B(3) to Form 40-F provides that a registrant using Form 40-F as an Annual Report "should file under cover of this Form the annual information form required under Canadian law and the Registrant's audited annual financial statements and accompanying management's discussion and analysis."  Other than General Instruction C(2), which requires the US GAAP reconciliation, it is our understanding that Form 40-F does not otherwise prescribe the form and content of the financial statements or requirements of the audit report.  In addition, the SEC release which adopted Form 40-F as part of the Multi-Jurisdictional Disclosure System further clarifies that "Form 40-F is used as a wraparound for the filing of home jurisdiction information".  Based on this understanding, we determined that it was sufficient to comply with Canadian securities regulations in this regard.

We are not aware of any other requirement of Form 40-F that would require the financial statements to comply with Regulation S-X, including Rule 2-05 thereof.

Notes to the Financial Statements

General

SEC Comment 6:
Please tell us how you accounted for the following transactions under both Canadian and US GAAP.  Please consider expanding your disclosure to clarify your accounting for each significant transaction under Canadian GAAP.  Your disclosures could include how the transaction impacted your financial statements, including the specific line items impacted and whether any gains or losses were recorded related to the transaction.  If your accounting under Canadian GAAP differs from your accounting under

US GAAP, please also provide the relevant disclosures in your US GAAP reconciliation footnote.  Some of the recent significant transactions noted include the following:
•
The dispositions of the Dundee Bank of Canada and DFG Investment Advisors, Inc. and the concurrent agreements entered into with the purchasers.  Given the concurrent service agreements, please also address the appropriateness of discontinued operations presentation for US GAAP purposes;

•	The disposal of your 90% interest in DFG to certain executives and the related service agreements;
•	DundeeWealth's acquisition of a 100% interest in DundeeWealth BHC from Dundee Corporation. Please address what consideration was paid, if any, by the non-controlling shareholders of DundeeWealth;
•
The disposition of portfolio assets of Dundee REIT to GE Real Estate for cash and Dundee REIT units and related transactions.  Please also address the appropriateness of discontinued operations presentation for US GAAP purposes;

•	Agreements entered into with ACS Servicios Communicaciones y Energia S.L. and related transactions;
•	Restructuring of Dundee Realty Corporation by exchanging holdings in common shares of Dundee Realty for redeemable preferred shares of Dundee Realty;
•	Dundee Realty's sale of its 50% interest in Dundee Management Limited Partnership to Dundee REIT; and
•	The spin-off of Eurogas International Inc. in July 2008 and related transactions.

Company Response 6:

a)	The dispositions of the Dundee Bank of Canada and 90% of DFG Investment Advisors Inc. and the concurrent agreements entered into with the purchasers

The Company accounted for the disposition of Dundee Bank of Canada and 90% of its 100% investment in DFG Investment Advisors Inc. as a disposal of a component of our operations, and classified such disposition as discontinued operations.  The proceeds of disposition and other terms of the disposal are disclosed in Note 3 to the 2007 Audited Consolidated Financial Statements.  Note 3 also includes details, in tabular form, as to the financial impact of the disposition, including a line by line analysis of the assets and liabilities disposed of and the resulting loss, and a line by line analysis of the revenues and expenses associated with these operations.  For greater clarity, as a condition to the disposition of DFG Investment Advisors Inc. to certain executives, such executives severed their relationship with the Company’s subsidiary, DundeeWealth Inc., in order to take up executive roles directly with DFG Investment Advisors Inc.

Management evaluated whether these dispositions could be classified as discontinued operations, pursuant to CICA Handbook Section 3475 – Disposal of Long-Lived Assets and Discontinued Operations, paragraph 27, and EIC-153, Applying the Conditions in CICA 3475.27 in Determining Whether to Report Discontinued Operations, and concluded that the service agreements, as described in Note 3 to the 2007 Audited Consolidated Financial Statements, did not constitute significant continuing involvement with the Dundee Bank of Canada and/or DFG Investment Advisors Inc.  As a result, the service agreements did not preclude the Company from reporting the dispositions as discontinued operations.

Management evaluated the criteria of FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and EITF 03-13, Applying the Conditions in paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations, and concluded that there are no identifiable differences between US GAAP and Canadian GAAP as it relates to these dispositions, including the application of paragraph 27 as discussed above concerning significant continuing involvement with the disposed businesses.

b)	DundeeWealth's acquisition of a 100% interest in DundeeWealth BHC from Dundee Corporation

DundeeWealth acquired a 100% interest in DundeeWealth BHC from the Company.  Although DundeeWealth BHC was transferred to DundeeWealth at an exchange value, the Company accounted for the transaction at historical cost as the transaction was a reorganization of entities under common control and, accordingly, was accounted for on a continuity of interest basis.  The Company did not recognize the gain or loss that resulted from the consideration paid by the non-controlling shareholders of DundeeWealth.  Consequently, there was no financial impact to the Company arising from this transaction, other than future earnings of DundeeWealth BHC that became subject to non-controlling interest from the date of the transaction.  Note 3 to the 2007 Audited Consolidated Financial Statements provides a description of the nature and financial results of this transaction.

Management considered FAS 141 – Business Combinations, paragraph D11 to D13 (which was carried forward without reconsideration from AIN-APB 16, #39) and determined that there is no difference between US GAAP and Canadian GAAP, in accounting for this transaction.

c)	The disposition of portfolio assets of Dundee REIT to GE Real Estate for cash and Dundee REIT units and related transactions

Disclosures regarding the disposition of the portfolio of assets of Dundee REIT to GE Real Estate and related transactions are included in Notes 3 and 22 on pages 20 and 43, respectively, of the 2007 Audited Consolidated Financial Statements.  Additional disclosures are also included in the 2007 MD&A on pages 14 and 18.  The Company believes these disclosures appropriately reflect the nature of the transactions and their related financial statement impact.  In essence, Dundee REIT sold a portfolio of assets to GE Real Estate for $2.3 billion.  The Company also tendered Dundee REIT units, for which cash proceeds of $183,996,000 were received.  However, given that the Company tendered less than its proportionate share of Dundee REIT units relative to other unit holders, the Company’s ownership interest in Dundee REIT actually increased.  As a result, no gain was recognized on the redemption of the units, instead, the aggregate redemption proceeds were applied as a reduction to the carrying value of the Company’s investment in Dundee REIT.

The results of operations in respect of the properties sold pursuant to the transaction with GE Real Estate are considered discontinued operations in accordance with Canadian GAAP which requires that a component of an entity that has been disposed of be reported as discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations and the entity will not have any significant continuing involvement in the operations of the component after the disposition. This is the case for the properties sold to GE Real Estate.  The Company has sold these properties and will no longer have any involvement in their operations.  This is consistent with FAS 144, Accounting for the Impairment or Disposal of Long- Lived Assets, paragraph 41 and 42.  However, it is important to note that the Company accounts for its investment in Dundee REIT at fair value for US GAAP purposes.  Accordingly, the Company did not pick up its share of earnings from Dundee REIT as would be required if the Company was accounting for this investment as an equity accounted investee.  We refer Staff to our Response to SEC Comment 19.

d)	Agreements entered into with ACS Servicios Communicaciones y Energia S.L. and related transactions

The agreement between ACS Servicios Communicaciones y Energia S.L. (“ACS”) and the Company’s subsidiary, Eurogas Corporation, provided for an increase by ACS of its ownership interest in Escal UGS S.L. (“Escal”) from 5% to 66.67%.  Concurrently, Eurogas’ interest in Escal, which is held through Eurogas’ 73.7% interest in Castor UGS Limited Partnership (“CLP”) was diluted from 95% to 33.33%.  Escal is developing a natural gas storage facility in Spain.  On consummation of the agreement, ACS would repay approximately $43.7 million to CLP, being the amount of CLP’s prior investment in the natural gas storage project.

As disclosed in Notes 3 and 19 on pages 21 and 38, respectively, of the 2007 Audited Consolidated Financial Statements and on page 19 of the 2007 MD&A, under the terms of the agreement with ACS, in the event that a development concession in respect of the natural gas storage project had not been granted by the Spanish authorities within a specified period of time, CLP would purchase and ACS would sell, at nominal value, a number of shares of Escal such that ACS would return to having 5% ownership and CLP would return to having a 95% interest.   At the time of the release of the 2007 Audited Consolidated Financial Statements, there was no assurance that the development concession would be granted by the Spanish authorities within the period provided in the agreements, or at all.  For accounting purposes, Eurogas was deemed to have retained control of Escal until the Spanish authorities approved the development concession.

The 2007 Audited Consolidated Financial Statements indicated that upon receipt of the development concession and fulfillment of the obligations of each party to the ACS transaction, the Company would account for its remaining investment in Escal on an equity basis and it would recognize a dilution gain or loss in respect of its interest in Escal.  As disclosed in Note 2 to the Company’s unaudited consolidated interim financial statements as at and for the three and nine months ended September 30, 2008 (the “Interim Consolidated Financial Statements”), the development concession was granted on May 16, 2008, after which the results and balances of Escal were deconsolidated and Eurogas’ interest in Escal was shown as an equity investment in the books of the Company.  The Company recognized a dilution loss of $4.99 million in respect of this transaction.  This dilution loss was classified through the statement of operations.

The Company believes that it has adequately described this transaction, including the financial impact of the transaction in its disclosures.  Management also reviewed and concluded that there are no US/Canadian GAAP differences in respect of the transactions with ACS.

e)	Restructuring of Dundee Realty Corporation by exchanging holdings in common shares of Dundee Realty for redeemable preferred shares of Dundee Realty

Details of the restructuring of Dundee Realty Corporation are included in Notes 3 and 18 on pages 21 and 36, respectively, of the 2007 Audited Consolidated Financial Statements and page 27 of the 2007 MD&A.  As disclosed therein, the restructuring of Dundee Realty Corporation in fiscal 2006 had no financial statement impact other than to decrease the Company’s interest in Dundee Realty from 86.4% to 78.3%.  This resulted in a dilution loss of approximately $7.0 million in the second quarter of 2006 that was classified through the statement of operations.  There are no US/Canadian GAAP differences in respect of this restructuring.

f)	Dundee Realty's sale of its 50% interest in Dundee Management Limited Partnership to Dundee REIT

Details of the disposition of Dundee Realty’s interest in Dundee Management Limited Partnership are disclosed in Note 3 on page 21 of the 2007 Audited Consolidated Financial Statements.  There was no financial statement impact in 2007 other than the net gain of $892,000  resulting from Dundee Realty receiving an additional 100,000 units of Dundee Properties Limited Partnership.  There are no US/Canadian GAAP differences in respect of this transaction.

g)	The spin-off of Eurogas International Inc. in July 2008 and related transactions

The Company has disclosed the nature of the spin-off of Eurogas International Inc. (“EII”) in Note 2 on page 9 of the Interim Consolidated Financial Statements as at and for the nine months ended September 30, 2008.  As disclosed, the Company received a 53% interest in EII and will therefore continue to consolidate the assets and liabilities and the results of operations of EII.  There was no other financial statement impact resulting from this transaction.  Management also reviewed and concluded that there are no US/Canadian GAAP differences in respect of this transaction.

Note 2 – Summary of Other Significant Accounting Policies and Basis of Presentation

Deferred Sales Commissions, page 13

SEC Comment 7:
Tell us supplementally and consider clarifying your disclosures to indicate why it is appropriate to amortize commissions paid to financial advisors on the sale of investment management products.  In this regard, clarify what you mean by "sold on a deferred sales charge basis." Please address your accounting under both Canadian and US GAAP purposes.

Company Response 7:
Transactions for purchases of mutual funds in Canada are conducted on either an initial sales charge basis or a deferred sales charge basis.  When mutual fund units are purchased on an initial sales charge basis, the investor pays a commission directly to their advisory service provider and no redemption fee is payable when these mutual fund units are redeemed.  In contrast, when mutual fund units are purchased on a deferred sales charge basis, the Company itself pays a commission to the investor’s advisory service provider.  The Company is then entitled to receive from the investor a fee on redemption of these units, if these units are redeemed within a certain period.  The fee is generally calculated as a percentage of the value of the mutual fund units redeemed at the time of redemption, but in certain instances based on original cost, declining to zero at the end of the specified period.

Commissions paid to financial advisors in connection with sales of mutual fund units sold on a deferred sales charge basis are capitalized as deferred sales commissions.  The asset is amortized over a period of five years, which represents the period during which commissions are generally recovered from management fee revenues.  We will enhance our disclosure in respect of the basis for amortization of deferred commissions in future filings.

Management has reviewed and concluded that there are no US/Canadian GAAP differences in respect of deferred sales commissions.

SEC Comment 8:
Please address the appropriateness of reflecting sales commissions incurred as an investing activity within the Statement of Cash Flows for US GAAP purposes.

Company Response 8:
FAS 95 – Statement of Cash Flows, paragraph 15, defines investing activities to include “making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the enterprise.” The Company believes that it is appropriate to reflect these sales commissions as an investing activity as it views this pool of commissions as the cost of a long-lived asset acquired in order to generate management fee revenues.

Revenue Recognition

Wealth Management, page 15

SEC Comment 9:
Please provide us with the following additional information. Please address any US GAAP accounting differences. Please consider expanding your discussion regarding the recognition of performance-based incentive fees to disclose the terms of your performance-based incentive fee arrangements, including:
•	The measurement periods for these performance fees (monthly, quarterly, annually);
•	When amounts are paid, including whether they are paid at the end of the measurement period; and
•	Whether there are any situations in which you could be required to payback any of the incentives after you initially receive them.

Company Response 9:
Performance fees are generally calculated based on the percentage by which the performance of the fund exceeds the performance of an underlying benchmark or a pre-determined established threshold.  The Company’s performance fees are calculated annually and generally provide for measurement on December 31st of each year, although certain tax-assisted products and limited partnerships provide for performance fee measurement at a specific trigger event, as defined in each individual prospectus.  As disclosed on page 26 of our 2007 MD&A, performance fees may be significantly impacted by capital market forces and therefore may vary significantly from period to period.  Consequently, performance fee revenues are not recognized in income until such time as they can be determined with certainty.

Performance fees, if any, are calculated at the measurement date of December 31st of each year (or on a trigger event date, if appropriate) and are generally paid within 60 days following the measurement date.

There are no arrangements that would require a repayment of performance fees after such performance fees are earned.  However, certain performance fee arrangements provide for a high watermark.  As such, these funds would not be subject to any further performance fees until such time as its performance (i) exceeds the performance of an underlying benchmark or an established threshold and (ii) also exceeds the December 31st valuation in the year in which the Company last earned a performance fee.

Management has evaluated the criteria for revenue recognition under US GAAP against the guidance under Canadian GAAP, and concluded that there are no material Canadian/US GAAP differences as it relates to accounting for performance fees.

Management will consider enhancing its MD&A disclosure relating to the terms pursuant to which it may earn a performance fee in future filings.

Real Estate, page 15

SEC Comment 10:
Your disclosures indicate that additional criteria may need to be met under US GAAP pursuant to SFAS 66 in order to recognize real estate sales. Please tell us what consideration you gave as to whether there were any differences in the real estate revenue recognition criteria of US and Canadian GAAP that would need to be reflected in US GAAP reconciliation footnote.

Company Response 10:
The Company reviewed its accounting for real estate sales and confirms that its accounting under Canadian GAAP is consistent with the requirements under SFAS 66.

The Company proposes to enhance its disclosures to clarify its accounting policy in respect of the recognition of real estate sales in future filings as illustrated below.  Our proposed disclosures to be included in future filings are in bold.

Revenue Recognition – Real Estate
Revenue from the sale of developed sites and land sold to third parties is recognized at the time the agreement of purchase and sale is executed, at which point the earnings process is virtually complete, the usual risks and rewards of ownership are transferred to the buyer and the Company does not have a substantial continuing involvement with the property, provided that the agreement is unconditional, at least 15% of the sale proceeds have been received and the collectability of the remaining proceeds is reasonably assured.

Revenue from housing projects is recognized when ownership has been transferred to the purchaser, at which point the usual risks and rewards of ownership are transferred to the buyer and the Company does not have a substantial continuing involvement with the property, and collectability of the proceeds is assured.

Revenue from condominium projects is recognized by the percentage-of-completion method upon the sale of individual units when the following criteria have been satisfied: construction is beyond a preliminary stage, the purchaser is unable to demand a refund, sufficient units have been sold to secure that the condominiums will not revert to a rental property, sales prices are collectable and proceeds and costs can be estimated. Proceeds are accounted for as deposits until the criteria are met.

Revenue from real estate revenue properties includes base rents and recoveries of operating expenses including property taxes, percentage participation rents, lease cancellation fees, parking income and other incidental income. The Company’s real estate segment uses the straight-line method of rental revenue recognition on revenue properties whereby any contractual rent increase over the term of a lease is recognized in earnings over the lease term. All other real estate revenue, including management fees, is recognized when earned with the exception of annual season passes to ski resort properties which are deferred and amortized over the ski season.

Note 3 – Business Combinations, Dispositions and Reorganizations – Step Acquisitions in DWM Inc. (“DWM”) by DundeeWealth, page 19

SEC Comment 11:
We note that you valued the 11,000,000 shares of DundeeWealth based on the trading price of these shares at the date of closing. Please address the need to provide a US GAAP reconciling item for this accounting. Refer to EITF 99-12 for guidance on determining the measurement date for securities  issued in a business combination for US GAAP purposes.

Company Response 11:
Canadian and US GAAP both require that the market price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced be used in determining the fair value of securities issued to effect a business combination.  In the step acquisition of DWM, the announcement was on February 19, 2007 and the transaction closed on February 22, 2007.  The Company based the purchase price on the trading price of the shares at the date of closing given that:
•	There were only a few days between the announcement and the closing date of the transaction.
•
The trading price on the date of the announcement was $12.64, which, when compared to the trading price used at the closing date of $12.89, would not have resulted in a material difference in the measurement of the shares issued to effect this step acquisition.

•	The difference in methodologies would not result in a material impact to the Dundee Corporation financial statements.

Note 12 – Bank Indebtedness and Note 14 – Corporate Debt, page 28

SEC Comment 12:
Please consider disclosing the specific terms of any material debt covenants in your debt  agreements.   For any material debt covenants, please consider disclosing the required ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios.  Please also consider showing the specific computations used to arrive at the actual ratios.

Company Response 12:
The Company’s bank indebtedness is structured as a call loan facility.  There are no financial covenants or debt ratios associated with this call loan facility, other than the pledge of securities in the normal course.  However, the Company’s corporate debt is subject to debt covenants.  As disclosed in Note 14 on page 29 of the 2007 Audited Consolidated Financial Statements, the Company’s “$150 million revolving term credit facility, Corporate” is secured by a pledge of certain of the Company’s interest in common shares of DundeeWealth.  The Company’s “$500 million revolving term credit facility, DundeeWealth” is secured by a general security agreement over all the assets of DundeeWealth and certain of its subsidiaries.  This facility is subject to debt covenants which are also disclosed in Note 14 on page 29 of the 2007 Audited Consolidated Financial Statements and includes the maintenance of minimum levels of Assets Under Management (“AUM”) and earnings, restrictions on the existence of secured indebtedness and restrictions on the disposition of assets in excess of a specified amount by certain subsidiaries of DundeeWealth.  In addition, the Company’s “$100 million revolving term credit facility, Dundee Realty” is secured by a general security and first charge against various real estate assets in western Canada (as disclosed in Note 14 on page 30 of the 2007 Audited Consolidated Financial Statements).

The Company believes that it has adequately disclosed the terms of its debt covenants.  It is our view that disclosures of the ratios and the cushion between the required and actual ratios is not a common practice and is generally only disclosed in situations where an entity is in distress or financial difficulty.  Given that the Company is not in any distress or financial difficulty, we believe that it would not be appropriate to include these additional disclosures.

Note 14 – Corporate Debt, page 28

SEC Comment 13:
We note that your 5.85% Exchangeable Unsecured Subordinated Debentures (Exchangeable Debentures) are exchangeable, at the option of the holder, into Dundee REIT units (an equity method investee).  We note that for Canadian GAAP purposes the carrying value of your Exchangeable Debentures is adjusted to reflect the market value of the underlying Dundee REIT units.  We see no US GAAP reconciling item for this accounting.  Tell us the US GAAP accounting literature you are relying on to account for these debentures as well as the related conversion feature.  Also, since you record your investment in Dundee REIT at fair value for US GAAP purposes, please clarify whether a US GAAP reconciling item is necessary for the $21,118,000 gain recognized on your 2007 disposition of 1,863,594 Dundee REIT units.

Company Response 13:

On initial recognition of the Exchangeable Debentures, management considered that the embedded exchange feature could modify the cash flows that would otherwise be required by the debenture, and that such modifications and changes to cash flows would correlate to the underlying price of the Dundee REIT units.  Furthermore, the exchange feature was not considered closely related to the economic risks and characteristics of the underlying Exchangeable Debentures.  Accordingly, the conversion feature was bifurcated from the Exchangeable Debentures and, as an embedded derivative, it was classified as held-for-trading, and accounted for at fair value.  At initial recognition, the value of the exchange feature was negligible as the exchange price was substantially higher than the underlying trading value of the Dundee REIT units.

Subsequent to initial recognition, the Company determined that the intrinsic value of the underlying Dundee REIT units that would be delivered on the exercise of the exchange feature, if such intrinsic value exceeded the exchange price, represented an accurate measure of the fair value of the embedded derivative.  The embedded derivative is considered a liability of the Company and changes in the fair value of the embedded derivative are recognized in income and described as an unrealized gain or loss on exchangeable debentures in the Company’s net earnings.  The Company accounts for the Exchangeable Debentures at amortized cost.

Management has determined that its accounting policies in respect of the embedded exchange feature of the Exchangeable Debentures, are consistent with the requirements of FAS 133 “Accounting for Derivative Instruments and Hedge Activities”.

Given that we record our investment in Dundee REIT at fair value for US GAAP purposes, we confirm that a US GAAP reconciling item was required for the $21,118,000 gain recognized on the disposition of 1,863,594 Dundee REIT units.  We recorded this US GAAP difference in Note 26 of our 2007 Form 40-F.  This US GAAP difference is included in the FAS 159 – The fair value option for financial assets and financial liabilities adjustment.

Note 17 – Earnings per Share, page 33

SEC Comment 14:
Your disclosures indicate that you are subtracting amounts from your numerator for purposes of calculating diluted earnings per share.  Please tell us supplementally and consider disclosing what each of these amounts relate to and why these amounts are being subtracted under Canadian GAAP and US GAAP, if applicable.  Please also tell us what consideration you gave to the convertible preference shares in your determination of diluted earnings per share for purposes of calculating diluted earnings per share under Canadian GAAP as well as US GAAP.  Refer to paragraphs 26 through 28 of SFAS 128.  Your disclosures in note 12 of Exhibit 99.2 of your Form 6-K filed on November 21, 2008 indicate that you did not include the effect of these shares in your determination of diluted earnings per share.  Please advise.

Company Response 14:
In calculating diluted earnings per share under Canadian GAAP, the Company is required to consider the effect of dilutive options, warrants and other convertible securities issued by its subsidiaries and equity accounted investments.  The amount subtracted from the numerator for purposes of calculating diluted earnings per share represents the share of earnings or losses that would be attributed to an incremental non-controlling interest in these subsidiaries as a result of the issuance or conversion of the dilutive securities of the subsidiary, if these dilutive securities are to be settled with common equity of the subsidiary.  This methodology is consistent with the requirements of FAS 128 - Earnings per Share, paragraph 62(a).

While the Company acknowledges the requirements of FAS 128, paragraphs 26 through 28 relating to the effects of convertible securities in the calculation of dilutive earnings per share, the Company refers the Staff to paragraph 29 dealing with contracts that may be settled in cash or in stock.  Pursuant to paragraph 29, the determination of whether these contracts should be reflected in the computation of diluted earnings per share should be based on facts available at each period.  Specifically, paragraph 29 provides that the presumption that the contract will be settled in common stock may be overcome if past practice or a stated policy provides a reasonable basis to believe that the contract will be paid partially or wholly in cash.  These provisions are consistent with CICA Handbook Section 3500 – Earnings per share, paragraph 46.  The Company’s stated policy is that it does not intend to convert its outstanding preference shares, Series 1.  This policy is disclosed in Note 15 on page 31 of the 2007 Audited Consolidated Financial Statements and it is repeated in Note 12 on page 14 of the Interim Consolidated Financial Statements.  Accordingly, the dilutive effect of the potential conversion of these preferred shares has not been included in the determination of dilutive earnings per share.

Note 18 – Stock Based Compensation

Share Loans Receivable in Subsidiaries, page 36

SEC Comment 15:
You disclose that in December 2006 you established a share loan plan and extended loans of $36,579,000 to individual employees to purchase shares of DundeeWealth. You further indicate that DundeeWealth will recognize one-third of the share loan amount as compensation expense over a three-year term. Please tell us your basis for this accounting under both Canadian and US GAAP. Based on your stated policy, tell us why you only recognized $2,643,000 as compensation expense during 2007. For US GAAP purposes, please also clarify why these loans receivable are not recorded within Stockholders' Equity. Refer to ElTF 85-1.

Company Response 15:
DundeeWealth’s share loan plan has been structured as a retention program for key employees.  The plan features a one-time bonus equal to one-third of the aggregate loan amount, which is payable by the Company to the key employee following a three-year vesting period.  Otherwise, the loan is generally structured as a 10-year arrangement, with prepayment permitted only after the three-year vesting period.  The loan is interest free for the first five years and thereafter will be subject to interest at prevailing margin rates.

DundeeWealth has guaranteed to the participant, subject to the three-year vesting period, a one-time bonus payment equal to one-third of the aggregate loan amount to each employee, which bonus amount will be paid on the third anniversary date of the loan.  The participant must continue to be associated with DundeeWealth in order to receive the bonus and the bonus must be applied to the repayment of the loan.  Except in specific circumstances, the bonus payment is not prorated for length of service that falls short of the three-year period.

DundeeWealth determined that by awarding a bonus equal to one-third of the loan amount used to purchase common shares, it is essentially granting stock-based compensation amounts to participants.  As a result, the one-third bonus amount should be accounted for pursuant to CICA Handbook Section 3870 – Stock based compensation and other stock based payments and FAS 123R – Share-based payment. Under these sections, compensation costs for stock-based awards to employees should be recognized over the period in which the related employee services are rendered i.e. the three-year term.

At December 31, 2007, DundeeWealth had made loans for $36.6 million pursuant to these arrangements and had committed itself to issue a bonus payment in the amount of $12.2 million (representing one third of the amount of the loans) if certain vesting conditions had been met.  The $12.2 million would be amortized over a period of 3 years, generally ending in March 2010.  Approximately 22% of this amount or $2.6 million was amortized at December 31, 2007.  A further 33% will be amortized in each of 2008 and 2009.  The balance of approximately 12% will be amortized in the first and second quarter of 2010.

The remaining two-thirds of each share loan amount is a full recourse loan.  In accordance with EITF 85-1 – Classifying Notes Received for Capital Stock, these share loan receivables are recorded within DundeeWealth’s shareholder’s equity, at a discounted value equal to the present value of expected future payments over the ten-year term of the loan.  However, as the operations of DundeeWealth are consolidated with those of the Company, these receivables are included as part of non-controlling interest in the Company’s consolidated financial statements.

SEC Comment 16:
Please reconcile the non-cash compensation charges of $851,000 related to the Share Option Plan, $817,000 related to the Deferred Share Unit Plan, $23,173,000 related to Share Incentive Plans and Other Stock Based Plans of DundeeWealth, $2,643,000 related to Share Loans Receivable in Subsidiaries, $1,261,000 related to Stock Option Plans of Eurogas and $409,000 related to Stock Based Compensation of Dundee Realty. These non-cash charges aggregate $29,154,000 and your statement of cash flows only reflects $19,897,000.

Company Response 16:
From time to time, DundeeWealth may facilitate the settlement of bonus shares and/or option arrangements using a cash settlement, at its discretion.  Cash amounts expended to settle stock based compensation awards have not been included in non-cash compensation in the statement of cash flows.  This accounts for the discrepancy between stock based compensation expense as reported in the footnotes to the 2007 Audited Consolidated Financial Statements and the amount of non-cash stock based compensation as reported in the accompanying Statement of Cash Flows.

Note 26 – Differences Between Canadian and United States Generally Accepted Principles, page 46

SEC Comment 17:
In order to better enable readers to understand the impact of each reconciling item, please consider providing a cross-reference between each reconciling item discussed beginning on page 46 and the tables provided which highlight the differences between Canadian and US GAAP. It should be clear how much of the difference in each financial statement line item is attributed to each reconciling item discussed. Please provide for us this information supplementally and also provide us with a rol1forward of US GAAP stockholders' equity for December 31, 2005 to December 31, 2006 as well as December 31, 2006 to December 31, 2007.

Company Response 17:
We will comply.  Please see Appendix A and Appendix B to this letter.

SEC Comment 18:
Please expand your disclosure of the differences between Canadian and US GAAP in calculating earnings per share to address the following:
•	Please disclose the number of shares used to determine basic and diluted earnings per share under US GAAP; and
•	Describe any differences between the methods utilized to determine the numerators and denominators in the calculations of earnings per share under Canadian and US GAAP.

Company Response 18:
There are no differences in the method or number of shares used to determine basic and diluted earnings per share under Canadian and US GAAP, other than net income differences as explained beginning on page 46 of the 2007 Form 40-F. As a result, we do not believe any further disclosures are required.

Discontinued Operations, page 48

SEC Comment 19:
Please disclose the reasons for the US GAAP differences in reporting discontinued operations.

Company Response 19:
As noted previously in our Responses to SEC Comment 6, and in particular, our Response 6(a) and Response 6(b), the Company has determined that there are no differences between Canadian GAAP and US GAAP as it relates to identification and reporting of discontinued operations.  However, management has identified the following differences between Canadian GAAP and US GAAP that impact the underlying net earnings that the Company has recognized in respect of these discontinued operations:

▪
Given that the Company adopted SFAS 159 – The Fair Value Option for Financial Assets and Financial Liabilities in fiscal 2007 for its equity accounted investments, it no longer recognizes its share of income or loss in respect of these investments, including its share of income recorded in discontinued operations, as would be required pursuant to Canadian GAAP.  As a result, the Company’s share of discontinued operations related to its equity accounted investees has been reversed in the US GAAP reconciliation footnote. We refer Staff to our Response to SEC Comment 6, and specifically our Response 6(c) above.
▪
Under Canadian GAAP, the Company had deferred certain expenditures related to the start up of the Dundee Bank of Canada.  Under US GAAP, pre-operating expenditures in respect of the development of a new business must be expensed as incurred.  The Company has disclosed this US/Canadian GAAP difference in its US GAAP reconciliation footnote.  For Canadian GAAP purposes, and as a result of the disposition of the Dundee Bank of Canada, in 2007, the Company fully amortized all of its previously deferred costs and included this amortization as part of discontinued operations.  For US GAAP purposes, these costs had been expensed as incurred in previous periods.  This creates a timing discrepancy in the recognition of these costs.

SEC Comment 20:
We note that for Canadian GAAP purposes you recorded the other than temporary impairment provision related to your ABCP investments in discontinued operations because those assets had been part of   Dundee Bank of Canada.  However, we note that the ABCP investments were transferred to DundeeWealth prior to the sale of Dundee Bank.  Given your continuing involvement in these securities, it is unclear how you determined that it was appropriate for US GAAP purposes to recognize the related other-than-temporary impairment provision in discontinued operations.  Please advise.

Company Response 20:
The Dundee Bank of Canada’s portfolio of trading securities included asset-backed commercial paper and collateralized debt obligations.  As disclosed in the Company’s MD&A, these investments were made by the Dundee Bank of Canada as a way to gain broadly diversified exposure to a portfolio of loan assets that could potentially provide a better risk adjusted return than direct exposure to unstructured portfolios of bonds or credit default swaps of a similar risk rating.

The Company notes that banking operations were included as a reportable business segment and therefore meet the definition of a component of an entity as defined in FAS 144 - Accounting for the Impairment or Disposal of Long-Lived Assets, paragraph 41.  Paragraph 42 of FAS 144 would require that a component of an entity that has been, or will be disposed of, be reported in discontinued operations if certain conditions are met.  The Company believes that these conditions are met for the following reasons:
▪
Until the disposition of the Dundee Bank of Canada, cash flows from these assets were clearly distinguished, operationally and for financial reporting purposes, from other operations of the Company, including the Company’s investment management and brokerage operations.

▪	In the third quarter of 2007, the Company decided to exit the banking business and was committed to a plan to sell the operations of the Dundee Bank of Canada.
▪	The Company would not have any significant continuing involvement in the operations of the Dundee Bank of Canada, or in the banking business generally, after the disposal transaction was completed.
▪
Notwithstanding the disposal of the operations of the Dundee Bank of Canada, the Company had no choice but to retain certain assets that were previously held and managed as part of the banking operations, namely the asset-backed commercial paper.  However, the Company did not acquire the asset-backed commercial paper from the Dundee Bank of Canada for the same purposes as did the Dundee Bank of Canada.  At no time did the Company intend to use the asset-backed commercial paper for operational purposes.  Furthermore, the Company’s ability to dispose of the asset-backed commercial paper was curtailed because of detrimental credit events that occurred in August 2007, which froze trading in these securities in Canada.

▪
We also refer to FAS 144, paragraph B106, which confirms a broadening of the concept of discontinued operations and specifically notes the elimination of the requirement that all assets of a component of an entity be disposed of in order to report the activities of the component as discontinued operations.  Rather, as identified in paragraph B105, the intent was to refocus on whether that business component had distinguishable operations and cash flows that could be separated from the rest of the entity.

Management therefore concluded that the other-than-temporary impairments in the carrying value of the asset-backed commercial paper arose during the period in which these assets were being managed within the banking operations, and that they formed part of the ongoing operations and cash flows of that business component, notwithstanding the subsequent disposal of these assets to the Company.  The Company’s current involvement with these assets is solely the result of the frozen trading market for these assets, and not as a result of DundeeWealth carrying on any of the ongoing operations of the Dundee Bank of Canada.  Accordingly, the Company concluded that it was appropriate to include the other-than-temporary declines in the carrying value of the asset-backed commercial paper as part of the discontinued operations of the Dundee Bank of Canada.

Exhibit 99.3 – Management’s Discussion and Analysis

Performance Measures and Basis of Presentation, page 2

SEC Comment 21:
Given that of some your material revenue streams are based on the value of Assets Under Management and Assets Under Administration, please consider further disclosing how you calculate the value of your Assets Under Management and Assets Under Administration.  Please consider the following disclosures:
•	Explanation of each of the models/techniques used to estimate fair value of the underlying Assets Under Management and Assets Under Administration;
•	Detailed discussion of the material estimates and assumptions used in each of the models; and
•	Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the Assets Under Management and Assets Under Administration.

Company Response 21:

Assets Under Management (“AUM”)
While the Company concurs that material revenue streams of the Company are based on the value of AUM, we would submit to Staff that that the value of AUM is determined by contract, and is determined in accordance with the requirements of the constating documents of each product entity, including the product entity’s Annual Information Form, Simplified Prospectus and Management Agreement.

Generally, the value of AUM is determined by reference to its underlying Net Asset Value.  Net Asset Value is calculated by determining the market value of the assets of each product entity, and subtracting the liabilities and expenses attributed to that product entity.  The market value of assets is determined by reference to market quotations.  From time-to-time, a market quotation for an asset or security may not be readily available.  In these limited situations, the Company’s wealth management division has well-established procedures to determine fair value, which procedures are reviewed frequently and are the subject of verification and governance by the valuation committee and the board of governors of the Company’s wealth management division.

Net Asset Values of AUM is, with few exceptions, determined daily as a large portion of the entities comprising AUM are open-ended products, permitting investors to purchase or redeem their investment on a daily basis.

Given the fairly prescriptive nature of the determination of Net Asset Value, management believes that a more appropriate disclosure for readers of our MD&A should surround the financial risks associated with the AUM, rather than a discussion of valuation models and techniques.

Effective January 1, 2008, the Company adopted the provisions of CICA Handbook sections 3862 – Financial Instruments – Disclosures, 3863 – Financial Instruments – Presentation and 1535 – Capital Disclosures.  These new standards include enhanced disclosure requirements on the nature and extent of risks arising from financial instruments and how the Company manages those risks. The new disclosures are included in the Company’s Form 6-K furnished on November 21, 2008 beginning on page 49 and include expanded disclosures on AUM.  We believe these disclosures provide readers with sufficient details as to the financial risks associated with AUM and also provides readers with information as to the impact of a reasonable change in the value of AUM to the financial results of the Company.

Assets Under Administration (“AUA”)
While a direct change in the value of AUM will have a corresponding direct change to the revenue stream of the Company, changes in the value of AUA, except as noted below, generally impacts revenue streams indirectly, through a corresponding increase or decrease in the volume of client trading and underwriting activity.  In turn, it is this volume which drives financial services revenues and specifically retail and institutional commissions and new issue revenue.  Therefore, it is management’s view that a discussion of valuation models and techniques as they are applied to the determination of the value of AUA is not relevant to the readers of our MD&A.

Adverse global market conditions may impact that portion of the Company’s AUA that is subject to trailer fees and which therefore directly impacts trailer fee revenue, a component of financial services revenue and the associated variable compensation expense.  The Company has disclosed this risk and provides readers with the impact of a reasonable change in the value of AUA subject to trailer fees as part of its CICA Handbook section 3862 (see above) disclosures included in the Company’s Form 6-K furnished on November 21, 2008.

Consolidated Results of Operations, page 3

SEC Comment 22:
You provide a reconciliation of assets under management from January 1, 2007 to December 31, 2007 on page 8.  Please consider expanding the reconciliation to separately present and discuss each component of net flows, including redemptions, such that readers can clearly identify any trends depicted by each category of cash inflows and outflows.  Please also consider providing a similar reconciliation for Assets Under Administration.

Company Response 22:
We will expand the reconciliation of AUM to separately present and discuss each component of net cash flows in future filings.  However, for greater clarity, we note that both AUM and AUA are fiduciary assets and are not included in the Company’s assets.  Therefore, this disclosure does not provide readers with any relevant information in respect of the Company’s own cash inflows and outflows.

The Company does not monitor its AUA in the same fashion as it does its AUM.  As previously noted in our response to Comment 21, with the exception of AUA subject to trailer fees, the key driver related to AUA is not its value, but rather the underlying volume of client trading.

SEC Comment 23:
Please consider providing a breakdown of the types of investments included in Assets Under Management and Assets Under Administration, such as Equity Investments, Fixed Income Investments, or Alternative Investments.  Please also consider providing a breakdown of investments by sectors (such as real estate, banking, or consumer products) as of each balance sheet date.  This disclosure could be supplemented by additional discussion in MD&A that provides a detailed analysis of both changes in Assets by Management and Assets Under Administration by sector and changes in fund performance by sector for each period presented.

Company Response 23:
We refer to enhanced disclosures regarding a discussion of the Company’s risk analysis relating to financial instruments included on Form 6-K furnished on November 21, 2008 and specifically to Note 15 – Financial Instruments – Market Risk in Assets under Management and Assets under Administration found on pages 19 and 20 therein.  We believe that these disclosures are appropriate and in sufficient detail to provide readers with an understanding of the impact of the type of investments included in AUM and AUA and the potential risks associated therewith.

We will enhance future filings of the Company’s MD&A to include a breakdown of AUM by general industry type.  As previously noted, these types of disclosures are not relevant for AUA as levels of revenue in AUA are volume driven.  The Company will also enhance its disclosure to include general comments on performance of various industries as they relate directly to AUM and in light of current economic conditions.

SEC Comment 24:
Please consider expanding your disclosures to more fully describe the types of investments included in the trading securities owned, securities owned, and available-for-sale securities line items and the sectors that these investments are in.  Please also consider discussing changes in these investment balances in MD&A.

Company Response 24:

We refer Staff to the following disclosures:

Trading Financial Assets and Liabilities:
▪	A description of the nature and purposes of these assets and liabilities is provided in Note 1 to the 2007 Audited Consolidated Financial Statements.
▪	Details as to the components of trading securities, as well as a discussion on foreign currency exposure is provided in Note 5 to the 2007 Audited Consolidated Financial Statements.
▪
Financial instrument risk, including market risk, is detailed in Note 15 to the Interim Consolidated Financial Statements included in our Form 6-K furnished on November 21, 2008.  This disclosure, which was added as part of the implementation of CICA Handbook Section 3862, provides readers with an understanding of the financial impact of a reasonably probable change in the market value of these securities.

Securities Owned
Effective December 31, 2006, we no longer use this balance sheet classification.  We refer to detailed disclosures in Note 1 to the 2007 Audited Consolidated Financial Statements which references the changes to balance sheet classifications of financial instruments as required pursuant to the implementation of CICA Handbook Section 3855, Financial Instruments.

Available-for-sale Securities (“AFS Securities”)
▪	A description of the nature and methods of valuation for these assets is provided in Note 1 to the 2007 Audited Consolidated Financial Statements.
▪
The Company provides a breakdown of the component parts of its portfolio of AFS Securities in Note 6 to the 2007 Audited Consolidated Financial Statements and Note 4 to the Interim Consolidated Financial Statements.

o
Approximately 44% of AFS Securities at December 31, 2007 (September 30, 2008 – 43%) was invested in asset-backed commercial paper.  Note 6 to the 2007 Audited Consolidated Financial Statements and Note 6 to the Interim Consolidated Financial Statements provides additional disclosure regarding the Company’s risk exposure associated with these investments.  As a result of the frozen trading market for these assets, the Company provided additional disclosure regarding the valuation methodologies used in order to determine the fair value of these investments in a non-liquid market.  In addition, Note 15 to the Interim Financial Statements provides readers with an understanding of the financial impact of a reasonably probable change in the market value of these securities.

o
Mutual funds managed by a subsidiary of the Company represented 27% of the Company’s portfolio of AFS Securities (September 30, 2008 – 24%).  Note 15 to the Interim Financial Statements provides a detailed analysis of the risks associated with these investments and provides readers with an understanding of the financial impact of a reasonably probable change in the market value of these securities.

o
Collateralized loan obligations (“CLOs”) and other structured products represented approximately 13% (September 30, 2008 – 12%) of the Company’s portfolio of AFS Securities.  As a response to credit concerns which began during the summer of 2007, the Company provided detailed disclosure as to the methodology of determining fair value of these instruments.  In addition, the Company has provided significant disclosure relating to the credit ratings of these investments.  These disclosures are found on page 25 of the 2007 Audited Consolidated Financial Statements and on page 12 of the accompanying 2007 MD&A.  Updates are provided on page 18 and on pages 23 and 24 of the Interim Consolidated Financial Statements and on pages 13 and 14 of the accompanying Interim MD&A.

o
The remaining 16% (September 30, 2008 – 21%) of the portfolio of AFS Securities is held across a wide variety of industries.  Cash expended on new portfolio acquisitions and proceeds received on the divestiture of these investments, and the resulting gain or loss is detailed under investing activities in the statement of cash flows and is further discussed in Note 8 to the 2007 Audited Consolidated Financial Statements and in Note 6 to the Interim Consolidated Financial Statements.

We believe these disclosures are appropriate and in sufficient detail for the nature and significance of these items.

Accounting Policies and Estimates

Goodwill and Other Intangible Asset Impairment, page 35

SEC Comment 25:
In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and other intangible assets, please consider disclosing the following:
•
Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;

•	How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);
•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
and
•	How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Company Response 25:
In accordance with CICA Handbook Section 3062, Goodwill and Intangible Assets, paragraph 19, an intangible asset that is not subject to amortization should be tested for impairment annually, or on a more frequent basis if events or changes in circumstances indicate that the asset might be impaired. The methods and approach to impairment testing under Canadian GAAP are consistent with the requirements of SFAS 142 – Goodwill and Other Intangible Assets.

We completed our most recent annual impairment tests of goodwill and indefinite-lived intangible assets (investment management contracts) as at September 30, 2008 and we determined that there was no impairment in the value of those assets at that date.  As an added precaution, and in light of the current global economic crisis, the Company is reassessing impairment of goodwill and other indefinite-lived intangible assets as at December 31, 2008.  We are in the process of completing this additional assessment.

Goodwill is tested for impairment using a two-step process.  The first step involves comparing the fair value of each reporting unit to its carrying value.  If the fair value exceeds the carrying value, no impairment exists and the second step is not performed.  However, if the carrying value is higher than the fair value, there may be indication of impairment, and further analysis is required.  Generally, the Company uses an income approach to determine fair value whereby estimated future cash flows are discounted to arrive at a single present value amount.  Additionally, we add a market approach to impairment testing which supplements this analysis by comparing this single point estimate with comparable company and transaction multiples.  The most sensitive assumptions to these approaches include the estimate of cash flows and the determination of the weighted average cost of capital, which is used as the discount rate to determine present value.  In assessing market data, judgement is required in determining whether recent transactions are comparable to the Company in nature, scope and size.  The Company has not found it necessary to weigh the impact of one approach compared to another.  A weighting may be more pertinent as circumstances change.

Indefinite-lived intangible asset impairment is indicated when the carrying amount of the intangible assets exceeds its fair value.  In estimating the fair value of indefinite-lived intangible assets, we use valuation techniques based on discounted cash flow projections to be derived from these assets.  Similar to our impairment testing for goodwill, the most sensitive assumptions to this approach includes the estimate of cash flows and the determination of the weighted average cost of capital, which is used as the discount rate to determine present value.  Cash flows require that we estimate growth rates in AUM, both as a result of net sales activity and performance related activity.

In accordance with CICA Handbook Section 3063, Impairment of Long-Lived Assets, paragraph 9, definite-lived assets that are subject to amortization should be tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  This approach is consistent with SFAS 144.  The Company applies these guidelines to intangible assets identified in the Company’s financial statements as Funds under Administration, Client Relationship and its newly acquired Institutional Management Contracts.  In estimating the fair value of these intangible assets subject to amortization, we use valuation techniques based on undiscounted cash flow projections.

There have been no changes to the methodologies used for valuing goodwill in the current year compared to the prior year.

The Company will consider providing a quantitative description of certain assumptions underlying its fair value model, together with a sensitivity analysis of those assumptions, in its 2008 MD&A to be filed as part of the Form 40-F.

SEC Comment 26:
Please also consider addressing your consideration of the recurring operating losses recorded in the Resources segment in your impairment analysis.  In this regard, we note that this segment recorded operating losses in fiscal year 2006, fiscal year 2007, and the nine months ended September 31, 2008.

Company Response 26:
Principal assets included in the Company’s resources segment are certain AFS Securities and certain investments that we account for using the equity method that, themselves, operate in the resources sector.  In addition, a subsidiary of the Company is conducting exploration and development programs for oil and natural gas offshore Tunisia.  For greater clarification, at December 31, 2007, this same subsidiary was also developing a major underground natural gas storage facility in Spain.  Since December 31, 2007, this subsidiary diluted its interest in this Spanish project and began to account for this investment as an equity accounted investment.  We refer Staff to our Response 6(d) above.

The recurring operating losses recorded in our resources segment generally represent the costs incurred during the due diligence process as we explore opportunities to invest in other resource-based companies.  Other than through the two projects in Spain and Tunisia referred to above, we have no direct ongoing resource operations.

The Company is currently in the process of assessing impairment in its portfolio of AFS Securities and equity accounted investments that operate in the resources sector as at December 31, 2008.  This analysis has not yet been completed.  Management will provide additional disclosures regarding the consideration given to impairment in these investments, including its equity accounted investments, in future filings.

In assessing impairment for our exploration properties in Tunisia, we consider such factors as the remaining term of the permit and any associated commitment or other obligations, drilling results, seismic interpretation and future plans to develop acreage.

Exhibit 99.5

SEC Comment 27:
The certifications required by Rule 13a-14(a) of the Exchange Act and General Instruction B(6)(a)(1) of Form 40-F need to be signed on behalf of the certifying executive and not on behalf of the company.  In future filings, please ensure that the required certification is signed on behalf of the CEO and the CFO of the company.  Please exclude the titles of your officers from the introductory paragraph of your 302 Certifications.

Company Response 27:
We will comply.

FORM 6-K FURNISHED ON NOVEMBER 21, 2008

Exhibit 99.2

Because of the length of SEC Comment 28, we have separated the comment into its various component parts and have responded to each part separately.

SEC Comment 28 (1 of 6):
We note your discussion of the effects of the financial markets beginning on page 3.  You indicate that recent economic events have made it challenging for you across all business segments, with equity prices impacting Assets Under Management and Assets Under Administrations, reduced commodity prices affecting the value of your resource-based available-for-sale securities as well as the operating results of your resource-based equity accounted investments, and a downward pressure on the sales prices of real estate assets.  We urge you to find ways to provide additional quantitative disclosures that conveys to investors the current and ongoing risks related to your revenues and operating results, recoverability of your assets, as well as the risk that additional charges may need to be recorded.  We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation.

Company Response 28 (1 of 6):
SEC Comment 28 refers to our Interim MD&A, which discusses results of operations for the three, and nine months ended September 30, 2008.  Our Interim MD&A was filed with all applicable Canadian securities regulators through SEDAR and furnished to the SEC under cover of Form 6-K on November 21, 2008.  Management believes that the MD&A fully complies with all applicable disclosure requirements pursuant to Canadian securities regulations and that it presents a reasonably detailed analysis of the factors affecting our business.

While we do not believe that we are required under Form 6-K or the applicable rules of the SEC to disclose items that may not be required under Canadian regulation, we will consider the Staff's comments and, where we believe these comments are appropriate to our business and in line with the disclosure of our industry peers, we will enhance our discussion in future MD&As.

SEC Comment 28 (2 of 6)
In regards to the recoverability of your assets, we believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments.  You should consider providing these additional disclosures related to each type of potential impact or charge, including impairment charges related to trading securities owned, available-for-sale securities, equity accounted investments, real estate assets, goodwill and other intangibles as well as restructuring charges.  Please also consider whether these types of disclosures would be more meaningful if provided at the segment level.

Company Response 28 (2 of 6):
We will consider additional disclosure in future filings of our MD&A in areas that we believe will provide investors with information that is helpful in an evaluation of their investment in the Company.  Please note our responses to Comment 24 in respect of trading securities and AFS Securities and any associated impairment analysis and Comment 25 in respect of impairment considerations relating to Goodwill and Intangible Assets.  We will assess whether additional disclosures are required for impairment in real estate assets and equity accounted investments as we complete this analysis for December 31, 2008.  We will also assess whether impairment disclosures should be provided on a segmented basis.

SEC Comments 28 (3 of 6)
Please also consider the following in providing additional disclosures:
•
Please consider providing qualitative and quantitative descriptions of the material assumptions used and a sensitivity analysis of those assumptions used to determine fair value in your impairment analyses based upon reasonably likely changes.  Please also consider providing an explanation of how you determine when there is an other-than-temporary impairment as well as whether there are more risks and exposures related to certain assets which make it more likely for them to be impaired;

Company Response 28 (3 of 6):
We will consider providing qualitative descriptions of the material assumptions used to assess impairment in future filings.  We will also consider providing quantitative sensitivity analysis in areas where management believes that these types of disclosures are appropriate and meaningful.

SEC Comment 28 (4 of 6)
•
Please clarify what you mean by resource-based available-for-sale securities and resource-based equity accounted investments in your discussion of the financial markets on page 3.  These disclosures indicate that not all available-for-sale securities are impacted by current economic events.  Please further clarify and consider quantifying any portions for which you may be more exposed to possible fair value adjustments;

Company Response 28 (4 of 6):
We refer to our response to Comment 26 for further clarification relating to the classification of certain AFS Securities and equity accounted investments that operate in the resource sector.

The last paragraph of our discussion of “The Effect of Financial Markets” on page 4 of our Interim MD&A refers to reduced commodity prices and how they have affected our resource-based AFS Securities and equity accounted investments.  We believe that this comment was reasonably clear and that it did not imply that other AFS Securities and equity accounted investments were not impacted by the global economic crisis.  However, we will endeavour to clarify this in future filings.

A significant portion of our portfolio of equity accounted investments are in the resources sector and were affected by commodity prices as further discussed on pages 20 and 21 of our Interim MD&A.  We believe this to be a significant portion of our investments and have prepared our discussion accordingly.

SEC Comment 28 (5 of 6)
•
You provide a discussion of your exposure to asset-backed commercial paper and to investments in collateralized loan obligations.  We urge you to continue discussing these exposures and to further consider what additional quantitative disclosures could be provided to better understand the risks associated with each of these.  In light of the fair value adjustments already recorded, please consider ways to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future fair value adjustments; and

Company Response 28 (5 of 6):
We will continue to discuss our exposures to impairment in asset-backed commercial paper and collateralized loan obligations.  We have already included substantial disclosure relating to the methodology and valuation techniques that we use to complete the assessment of fair value of these instruments.  However, we would submit to Staff for their consideration that these valuation methodologies and the complexities of a frozen or inactive market are not conducive to a quantitative sensitivity analysis as the qualitative factors affecting these markets, including a global credit concern and severely decreased investor confidence, erodes the ability to provide a ‘reasonably possible’ change in underlying assumptions.  We believe that our disclosure is appropriate and meaningful in these circumstances.

SEC Comment 28 (6 of 6)
•
You provide a discussion of your equity accounted investments in Breakwater Resources and Dundee Precious Metals Inc.  You state that the market value of your interests in these investments is below your carrying value.  Please consider how to expand your disclosures related to these investments to convey your considerations of whether these are other-than-temporary declines.

Company Response 28:
While we will consider expanding our disclosure relating to other-than-temporary declines in the value of our equity accounted investments, we would note for Staff that we have elected to apply fair value accounting to our equity accounted investments for purposes of our US GAAP reconciliation.  As such, these investments are already being reported at their fair value for US GAAP purposes, with changes in their fair value being reported in income.

Consolidated Liquidity and Capital Resources, page 24

SEC Comment 29:
You provide a discussion of your significant sources and uses of cash and cash equivalents.  Please consider further disclosing whether you believe these sources of cash and cash equivalents are sufficient to meet your needs.  Please also consider further enhancing your disclosures in future filings to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.  For example, we note that you had $144.3 million available under the $150.0 million revolving term credit facility and DundeeWealth had $372 million in unutilized borrowings under its own credit facility as of December 31, 2007.  At September 30, 2008, it appears that you had $100.7 million available under the $150 million credit facility and DundeeWealth had $334 million in unutilized borrowings under its bank credit facility.  When there are significant changes in the sources of cash such as these, please advise how you determined that these sources will continue to be sufficient to meet your needs including whether alternative sources of cash are available.  Please also consider discussing the potential impact of margin lending arrangements on your liquidity and capital resources.

Company Response 29:
At September 30, 2008, management believed that it had sufficient resources to meet present and reasonably foreseeable operating cash flows and future commitments through continuing cash flows from operations, borrowing capacity under credit facilities and through existing liquid assets.  In future filings, management will ensure that this is stated for greater clarification, as may be appropriate.

Management believes that it has adequately disclosed its most significant expected cash obligations on page 26 of the Interim MD&A.  Specifically, management states that it will require cash to support regulatory capital in regulated subsidiaries and to finance sales commissions associated with new products.  In our real estate division, cash resources are required in order to acquire new inventory or develop existing inventory.  Our resource-based operating subsidiary may require cash to finance drilling of its property in Tunisia.  The Company also requires cash resources to meet existing commitments and to finance interest and dividends payments on preferred shares and debt obligations.

We do not believe that changes in borrowing facilities between December 31, 2007 and September 30, 2008 were of an unusual magnitude.  We would note that these credit facilities are structured as revolving term credit facilities.  As such, these amounts may vary significantly from period to period.  We also do not believe that these amounts were of such significance that they would change our assessment of the availability of cash resources to meet current and reasonably foreseeable operating cash flows.  Accordingly, we did not enhance our Interim MD&A disclosure at September 30, 2008, as we believe that our disclosure was reasonable and adequate at that time.

Please refer to page 45 of our 2007 MD&A, “Capital Requirements”.  We state that the Company and/or its subsidiaries may be required to raise additional debt or equity funds through public or private financing, strategic relationships or other arrangements for a variety of purposes, including business acquisitions, to capitalize on unanticipated opportunities as well as to respond to competitive pressures.  Additional equity financing in investee companies may reduce the percentage ownership interest of the Company in such investee and may cause the Company to lose its majority or significant influence stake.  Additional equity financing of the Company may reduce percentage ownership of existing shareholders and may dilute net book value per share.  It is also possible that such equity financing will involve securities that have rights or privileges senior to those of existing shareholders or that any debt financing, if available, may involve restrictive covenants.  There can be no assurance that such additional funding, if needed, will be available on economic terms, or at all.

The credit risk policies of our wealth management subsidiaries permit clients to borrow money from the subsidiary, and for the subsidiary to lend to these clients, under margin lending arrangements.  Margin lending arrangements require clients to maintain certain collateral in their margin accounts.  Should the value of this collateral for margin call purposes fall below the amount borrowed, the client is subject to a margin call that may result in a partial or full disposition of the underlying collateral, with the proceeds being used to repay the amounts loaned.  The adequacy of the collateral supporting margin loans is determined based on a percentage of the market value of eligible securities deposited in margin accounts, with such percentage being determined based, in part, on the creditworthiness of the underlying security.  While minimum percentage levels are prescribed by regulation, the Company’s internal credit risk policies are more robust and are dependent on the creditworthiness of the counterparty.  Economic and credit conditions since September 30, 2008 have reduced the value of securities held as collateral against margin loans, increasing the volume of margin calls.  However, this increase did not result in a financial loss to the subsidiary, as margin deficiencies, as they occurred, were resolved in a timely fashion.

From time to time, the subsidiary may be subjected to situations where the decrease in the value of the underlying collateral declines by an amount significant enough that it becomes insufficient to repay the margin loan in full and the client is unable or unwilling to deposit additional collateral (an “unsecured debit”).  The subsidiary’s policy is to provide a bad debt allowance equivalent to the value of these unsecured debit balances.  At the end of December 2007, and at each quarter end during 2008, including December 31, 2008, the Company’s bad debt allowance varied between $2.6 and $2.9 million and represented approximately 1% of margin loan balances.  The Company does not record a general allowance for bad debts.  The Company’s methodology for estimating its bad debt allowance has not changed as a result of current market conditions.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, and that staff comments and any changes in disclosure in response to such staff comments, if any, do not foreclose the Commission from taking any action with respect to such filings.  The Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

We are available to discuss these issues or provide any further clarification that may assist the Commission in completing its review.  Please feel free to contact us, at your convenience, at the telephone number listed below.

Sincerely,
DUNDEE CORPORATION

/s/ Joanne Ferstman

Joanne Ferstman
Executive Vice President,
Chief Financial Officer and
Corporate Secretary
Phone: (416) 365-5010

cc:           Ms. Nudrat Salik, Staff Accountant
Ms. Jeanne Baker, Assistant Chief Accountant
United States Securities and Exchange Commission

Appendix A

26. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company’s 2007 and 2006 audited consolidated financial statements have been prepared in accordance with Canadian GAAP.  These principles differ, in the following material respects, with those principles that the Company would have followed had its audited consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).  Canadian GAAP in respect of the consolidated statements of cash flows complies with US GAAP requirements.

(a) AVAILABLE-FOR-SALE SECURITIES
In prior years, the Company’s corporate investments, detailed in note 6 were, carried at cost.  Statement of Financial Accounting Standard (“SFAS”) No. 115 requires that cost accounted investments which meet the available for sale criteria be reported at their fair value, with unrealized gains and losses, net of taxes, reported as part of comprehensive income.  Unrealized losses on available for sale securities that are determined to be other than temporary are included in operations. In fiscal 2007, as described in note 1, the Company adopted CICA Handbook Section 3855 which has similar requirements to SFAS 115. As a result, beginning in fiscal 2007, there are no continuing US/Canadian GAAP differences in this respect.

(b) FAIR VALUE OPTION
Effective January 1, 2007, the Company early adopted SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets and liabilities. The Company elected to adopt the fair value option for those investments where it exercises significant influence.  In prior years, such investments were accounted for using the equity method. SFAS 159 requires that the difference between the carrying value, including amounts recorded in other comprehensive income, before the election of the fair value option and the fair value of these investments be recorded as an adjustment to beginning retained earnings.  Effective January 1, 2007, these investments are accounted for at their fair value with the change in the fair value recognized in earnings under US GAAP.  Any interest or dividends earned from these financial instruments are recognized in investment income.  As a result of the early adoption of SFAS 159, the Company no longer recognizes its share of income or loss in respect of these investments, including its share of income recorded in discontinued operations, as would be required pursuant to Canadian GAAP.

(c) FAIR VALUE MEASUREMENTS
The Company was required to adopt SFAS 157 “Fair Value Measurements” in conjunction with early adoption of SFAS 159.  SFAS 157 defines fair value and establishes a framework for measuring fair value.  SFAS 157 provides guidance to existing accounting pronouncements that require or permit fair value measurement.  It does not require any new fair value measurements.  The adoption of SFAS 157 did not impact the Company.

(d) INCOME TAXES
Effective January 1, 2007, the Company adopted the Financial Accounting Standards Board (“FASB”) interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109 “Accounting for Income Taxes”.  The adoption of FIN 48 did not impact the Company.

(e) SHAREHOLDERS’ AGREEMENT
In 2002, the Company and certain of its subsidiaries entered into a shareholders’ agreement with the non-controlling shareholder of DWM, an indirectly held subsidiary.  The terms of the shareholders’ agreement permitted the non-controlling shareholder to require the Company and certain of its subsidiaries to acquire its shares in DWM at fair market value to be determined through an independent valuation process, subject to certain conditions identified in the shareholders’ agreement.  The right was exercisable by the non-controlling shareholder at any time from October 2005 to September 2009.  Prior to October 2005, the right was exercisable by the non-controlling shareholder only under specific conditions, all of which were within the control of the Company and its controlling shareholder.

Pursuant to Canadian GAAP, the non-controlling shareholder’s proportionate claim to equity in DWM was recorded at the book value of the underlying assets and liabilities, with additional disclosure as to the terms of the shareholders’ agreement in the notes to the financial statements.

Under US GAAP, the non-controlling interest would continue to be classified as non-controlling interest separately from liabilities and equity, but would be re-measured at each balance sheet date based on the estimated fair value of the non-controlling interest.  All changes resulting from re-measurement would be recorded as an adjustment to share capital and would not impact net earnings, other comprehensive income or earnings per share.

In February 2007, DWM’s parent, DundeeWealth, purchased the non-controlling interest in DWM and DWM became a wholly owned subsidiary of DundeeWealth (see note 3).   As a result, in fiscal 2007 there is no longer a US/Canadian GAAP difference in this respect.

(f) STOCK BASED COMPENSATION
Prior to 2006, under US GAAP, the Company followed the principles of Accounting Principles Board (“APB”) No. 25, as amended by SFAS 123, for purposes of measuring stock based compensation following the intrinsic method.  Under this method, any compensation expense, measured as the excess, if any, of the quoted market price of the Company’s shares at the measurement date over the award’s exercise price, would have been reflected over the vesting periods of these awards.  As awards were granted with an exercise price equal to market value or as a result of a prior amendment to the share incentive plan eliminating a cash settlement feature, no compensation expense was recognized under US GAAP.  Pursuant to US GAAP, the amount recorded in contributed surplus is being reclassified to share capital as the options are exercised.

However, effective January 1, 2006, the Company adopted SFAS 123R, which is similar to CICA Handbook Section 3870 “Stock-Based Compensation” that requires the recognition of the fair value of stock options. As a result, the Company has no US and Canadian GAAP differences for options issued after January 1, 2006.

(g) COSTS INCURRED TO SELL REAL ESTATE PROJECTS
Canadian GAAP permits the capitalization of certain selling costs relating to housing and condominium projects, with such amounts being subsequently expensed when revenue is recognized on the sale of a project.  Pursuant to US GAAP, these costs are capitalized only if there is reasonable assurance that these costs will be recovered and that they have been incurred for tangible assets to be used throughout the selling period to assist in the sale of the project or for costs of services to obtain regulatory approval of such sales.

(h) PRE-OPERATING EXPENDITURES
In prior years, the Company incurred pre-operating expenditures incurred in respect of the development of a new business.  Under Canadian GAAP such expenditures were deferred and were being amortized to income over five years. Under US GAAP, such expenditures must be expensed as incurred. In fiscal 2007, the Company disposed of the business and recognized the expenditures in discontinued operations for Canadian GAAP purposes. Under US GAAP, expenditures expensed in prior years have been recognized in discontinued operations.  As a result, the Company has no continuing US and Canadian GAAP difference in this respect.

(i) EQUITY ACCOUNTED INVESTEES IN PRIOR YEARS
Under Canadian GAAP, non-monetary assets acquired in exchange for common shares of the issuing company should be valued at the fair value of the consideration given, unless the fair value of the consideration given is not clearly evident, in which case the acquisition should be accounted for at the fair value of the net assets acquired.  The Securities and Exchange Commission’s interpretive response to APB No. 29 requires that non-monetary assets transferred from promoters or shareholders in exchange for common shares be recorded at the transferor’s historical cost.

Under Canadian GAAP, certain exploration expenditures are deferred.  When properties are brought into commercial production, the deferred costs are amortized.  Under US GAAP, exploration expenditures during the exploration stage prior to determination of the existence of commercially mineable ore bodies are required to be expensed as incurred.

EFFECT OF DIFFERENCES BETWEEN CANADIAN AND US GAAP ON
THE CONSOLIDATED FINANCIAL STATEMENTS

Application of the above referenced standards, as previously described, would have the following approximate effects on the audited consolidated balance sheets and the audited consolidated statements of operations and comprehensive income of the Company as at and for the years ended December 31, 2007 and 2006:

DIFFERENCES IN THE CONSOLIDATED BALANCE SHEETS	Ref	2007	2006
Increase in available for sale securities pursuant to SFAS 115	(a)	$-	$238,503
Increase (decrease) in equity accounted investments
Adjustment for fair value option	(b)	124,657	-
Adjustment for equity accounted investees in prior years	(i)	-	(11,128)
Decrease in corporate investments pursuant to SFAS 115	(a)	-	(154,158)
Decrease in capital, real estate and other assets
Adjustment for costs incurred to sell real estate projects	(g)	(7,979)	(2,471)
Adjustment for pre-operating expenditures	(h)	-	(3,330)
Decrease in amounts payable	(g)	-	(794)
Increase (decrease) in associated future income tax liabilities
Adjustment for available-for-sale securities	(a)	-	26,791
Adjustment for fair value option	(b)	31,335	-
Adjustment for costs incurred to sell real estate projects	(g)	(2,769)	(874)
Adjustment for pre-operating expenditures	(h)	-	(1,150)
Adjustment for equity accounted investees in prior years	(i)	-	(322)
Decrease (increase) in non controlling interest
Adjustment for shareholders' agreement	(e)	-	202,793
Adjustment for stock based compensation	(f)	(3,565)	(3,565)
Adjustment for costs incurred to sell real estate projects	(g)	(1,534)	-
Decrease in share capital
Adjustment for shareholders' agreement	(e)	-	(202,793)
Adjustment for stock based compensation	(f)	(249)	-
Decrease in contributed surplus pursuant to APB No. 25	(f)	(1,526)	(1,775)
Increase (decrease) in retained earnings
Adjustment for available-for-sale securities	(a)	(370)	(1,124)
Adjustment for fair value option	(b)	91,380	-
Adjustment for stock based compensation	(f)	5,340	5,340
Adjustment for costs incurred to sell real estate projects	(g)	(3,676)	(803)
Adjustment for pre-operating expenditures	(h)	-	(2,180)
Adjustment for equity accounted investees in prior years	(i)	-	(14,710)
Increase in accumulated other comprehensive income
Adjustment for available-for-sale securities	(a)	370	55,885
Adjustment for fair value option	(b)	1,942	-
Adjustment for equity accounted investees in prior years	(i)	-	6,697

As at December 31, 2007, the Company’s shareholders’ equity, prepared in accordance with US GAAP would have been $1,213,467,000 (2006 – $663,842,000).

The following summarizes the consolidated statements of operations amounts in accordance with US GAAP, where such items differ from the amounts reported under Canadian GAAP, all as described above.

DIFFERENCES IN EARNINGS FROM CONTINUING OPERATIONS	Ref	2007	2006
Net earnings from continuing operations under Canadian GAAP		$277,639	$98,582
Adjustments for US GAAP
Realization of gains on sales of available for sale securities pursuant to SFAS 115	(a)	-	337
Adjustment for mark-to-market adjustments pursuant to SFAS 159	(b)	(88,318)	-
Adjustment to real estate operating costs	(g)	(5,514)	(797)
Adjustment to share of earnings from equity accounted investees
Adjustment for fair value option	(b)	(29,932)	-
Adjustment for equity accounted investees in prior years	(i)	-	(3,970)
Effect of non controlling interest in earnings
Adjustment for costs incurred to sell real estate projects	(g)	740	-
Reduction (increase) in income tax expense
Adjustment for available-for-sale securities	(a)	-	1,066
Adjustment for fair value option	(b)	38,299	-
Adjustment for costs incurred to sell real estate projects	(g)	1,894	(386)
Adjustment for pre-operating expenditures	(h)	-	(381)
Adjustment for equity accounted investees in prior years	(i)	-	508
Net earnings from continuing operations under US GAAP		$194,808	$94,959

DIFFERENCES IN EARNINGS FROM DISCONTINUED OPERATIONS (net of tax)	Ref	2007	2006
Net earnings (losses) from discontinued operations under Canadian GAAP		$16,094	$(4,893)
Adjustments to US GAAP earnings from discontinued operations
Adjustment for pre-operating expenditures	(h)	2,180	908
Adjustment to share of earnings from equity accounted investees	(b)	(95,909)	-
Net losses from discontinued operations under US GAAP		$(77,635)	$(3,985)

The following summarizes the consolidated statement of comprehensive income amounts in accordance with US GAAP, where such items differ from the amounts reported under Canadian GAAP, all as described above.

DIFFERENCES IN THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Ref	2007	2006
Net earnings under US GAAP		$117,173	$90,974
Other comprehensive loss under Canadian GAAP, net of tax		(27,143)	-
Changes in unrealized gains and temporary unrealized losses on
available for sale securities, net of tax	(a)	-	31,179
Changes related to accouning for
equity accounted investments, net of tax
Adjustment for fair value option	(b)	10,207	-
Adjustment for equity accounted investees in prior years	(i)	-	2,142
Changes in foreign currency translation adjustment		-	1,207
		$100,237	$125,502

The effect of the above changes to the calculation of earnings per share is detailed below.

Earnings per share	Canadian GAAP		US GAAP
	2007	2006	2007	2006
Basic
Continuing operations	$3.68	$1.31	$2.58	$1.26
Discontinued operations	$0.22	$(0.06)	$(1.03)	$(0.05)
	$3.90	$1.25	$1.55	$1.21
Dilutive
Continuing operations	$3.49	$1.19	$2.43	$1.14
Discontinued operations	$0.29	$(0.06)	$(0.89)	$(0.05)
	$3.78	$1.13	$1.54	$1.09

FUTURE ACCOUNTING CHANGES
In December 2007, the FASB issued Standard No. 141 “Business Combinations (revised 2007)” (“SFAS 141R”). SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, at their fair values as of that date, with limited exceptions specified in the Statement.  SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

In December 2007, the FASB issued Standard No. 160 “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

Appendix B

D U N D E E C O R P O R A T I O N
C O N S O L I D A T E D S T A T E M E N T S O F C H A N G E S I N S H A R E H O L D E R S' E Q U I T Y

(expressed in thousands of Canadian dollars)
					Accumulated
					Other
		Common	Contributed	Retained	Comprehensive
	Ref	Shares	Surplus	Earnings	(Loss) Income	Total
US GAAP Balance, December 31, 2005		$220,557	$2,038	$428,165	$26,559	$677,319
Restatement of opening balance under Canadian GAAP		-	-	(2,290)	-	(2,290)
Restatement of income under Canadian GAAP		-	-	(30)	-	(30)
Net earnings under US GAAP		-	-	90,974	-	90,974
Other comprehensive income under US GAAP		-	-	-	34,528	34,528
Issuance of Class A subordinate shares for cash		174	-	-	-	174
Issuance of Class A subordinate shares for non-cash consideration		175	-	-	-	175
Stock based compensation		-	1,698	-	-	1,698
Cancellation of options		-	-	(3,088)	-	(3,088)
Exercise of options		3,343	-	-	-	3,343
Cancellation of deferred share units		-	(85)	-	-	(85)
Acquisition of Class A subordinate shares for cancellation		(845)	-	(1,683)	-	(2,528)
Adjustments for US GAAP differences
Adjustment for shareholders' agreement	(e)	(136,348)	-	-	-	(136,348)
US GAAP Balance, December 31, 2006		87,056	3,651	512,048	61,087	663,842
Adoption of new Canadian accounting policies		-	-	5,736	(1,463)	4,273
Adoption of new US accounting policies	(b)	-	-	277,443	(39,056)	238,387
Net earnings under US GAAP		-	-	117,173	-	117,173
Other comprehensive loss under US GAAP		-	-	(366)	(16,936)	(17,302)
Issuance of Class A subordinate shares for cash		71	-	-	-	71
Stock based compensation		-	2,087	-	-	2,087
Cancellation of options		-	-	(475)	-	(475)
Exercise of options		2,618	-	-	-	2,618
Adjustments for US GAAP differences
Adjustment for shareholders' agreement	(e)	202,793	-	-	-	202,793
Adjustment for stock based compensation	(f)	(249)	249	-	-	-
US GAAP Balance, December 31, 2007		$292,289	$5,987	$911,559	$3,632	$1,213,467